Shire Pharmaceuticals Inc.
401(k) Savings Plan

Financial Statements as of and for the
Years Ended December 31, 2006 and 2005,
Supplemental Schedule as of
December 31, 2006, and Report of Independent
Registered Public Accounting Firm

SHIRE PHARMACEUTICALS INC. 401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2006 AND 2005:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–10

SUPPLEMENTAL SCHEDULE —

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)
as of December 31, 2006	12

NOTE:	All other schedules required by Section 2520.103-10 of the Department of
Labor’s Rules and Regulations for Reporting and Disclosure under the
Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of
Shire Pharmaceuticals Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Shire Pharmaceuticals Inc. 401(k) Savings Plan (the “Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
June 20, 2007

SHIRE PHARMACEUTICALS INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:

Investments — at fair value:
Cash	$544,540	$320,839
Collective investment fund	8,341,008	6,108,277
Mutual funds	93,899,976	64,375,020
Shire Pharmaceuticals Group, plc stock	11,577,468	6,290,148
Participant loans	1,525,301	1,025,829

Total investments — at fair value	115,888,293	78,120,113

Receivables:
Employer contributions	1,077,027	455,811
Participant contributions	611,766
Income receivable	2,260	892

Total receivables	1,691,053	456,703

Net assets available for benefits, at fair value	117,579,346	78,576,816

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts (Note 2)	84,273	82,902

NET ASSETS AVAILABLE FOR BENEFITS	$117,663,619	$78,659,718

See notes to financial statements.

SHIRE PHARMACEUTICALS INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$13,882,409	$5,132,474
Interest and dividends	131,143	49,644

Total investment income	14,013,552	5,182,118

Contributions:
Participant	12,892,786	8,360,697
Participant (rollovers into Plan)	3,145,251	2,319,707
Employer	12,163,417	8,135,732

Total contributions	28,201,454	18,816,136

Total additions	42,215,006	23,998,254

DEDUCTIONS:
Benefits paid to participants	6,685,225	5,921,042
Administrative expenses	20,408	9,416

Total deductions	6,705,633	5,930,458

TRANSFERS (Note 2):
Merger of the Shire Laboratories Inc.
401(k) Profit-Sharing Plan and Trust	3,494,528
Merger of the Shire Pharmaceutical Development
401(k) Profit-Sharing Plan		4,204,841
Merger of the Transkaryotic Therapies, Inc.
Matched Retirement Savings Plan		18,726,555

Total transfers	3,494,528	22,931,396

NET INCREASE	39,003,901	40,999,192

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	78,659,718	37,660,526

End of year	$117,663,619	$78,659,718

See notes to financial statements.

SHIRE PHARMACEUTICALS INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1.	PLAN DESCRIPTION

Effective January 1, 2005, the 1997 Restated Shire 401(k) Savings Plan was renamed the Shire Pharmaceuticals Inc. 401(k) Savings Plan (hereafter the “Plan”). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General— The Plan is a defined contribution plan covering almost all part-time and full-time employees of certain U.S. subsidiaries of Shire Pharmaceuticals Group, plc. Subsidiaries covered by the Plan as of December 31, 2006, include Shire Pharmaceuticals Inc., Shire US Inc., Shire LLC, Shire Executive Services LLC, Shire US Manufacturing Inc., Shire Development Inc., Shire Regulatory, Inc., Human Genetic Therapies, Shire Laboratories Inc., and Eminent Biopharmaceutical Services, Inc. (collectively, the “Company”). All eligible employees may begin participation in the Plan after attaining age 18.

Fidelity Management Trust Company (“Fidelity”) is the recordkeeper, trustee and custodian of the Plan. The Plan adopted the Fidelity Advisor Retirement Connection Premium Service Retirement prototype non-standardized profit sharing/401(k) plan. Management of the Company controls and manages the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions— Each year, participants may defer up to the lesser of 90% of eligible pretax compensation, as defined by the Plan, subject to certain Internal Revenue Code (“IRC”) limitations ($15,000 in a calendar year in 2006). If an employee has attained age 50 before the end of the calendar year, pretax contributions may be made at any time throughout the year up to an additional limit of $5,000 for 2006. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan, including mutual funds, a collective investment fund, and Company common stock fund. The Company contributes $2.33 for each $1.00 contributed by the participant up to the first 3% of compensation. Additional discretionary amounts may be contributed at the option of the Company. All Company contributions are invested in a portfolio of investments directed by the participant.

The Company elected to make safe harbor matching contributions in 2006 and 2005 in accordance with statutory requirements. Participants will be entitled to receive safe harbor matching contributions if they make pre-tax contributions to the Plan in 2006 and 2005. There is no change in the matching employer contribution formula.

Participant Accounts— Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the participant’s share of Company contributions, allocations of Company discretionary contributions and Plan earnings and charged with withdrawals, an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The administrative expenses consist mainly of loan processing fees charged to the participant’s account in which the loan applies. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting— Participants are vested immediately in their contributions plus actual earnings thereon. Subject to safe harbor requirements, the vesting schedule has been eliminated for all employees in active employment status as of January 1, 2004. As a result, most employees are now 100% vested in matching employer contributions. A five-year vesting schedule applies to employees who have terminated prior to January 1, 2004, and are not former Roberts Pharmaceutical Corp. Savings Plan participants. Participants who previously participated in the Transkaryotic Therapies, Inc. Matched Retirement Savings Plan are subject to a five-year vesting schedule for employer matching contributions made to the Transkaryotic Therapies, Inc. Matched Retirement Savings Plan. Additionally, participants who previously participated in the Shire Laboratories, Inc. 401(k) Profit Sharing Plan and Trust were subject to the safe harbor requirements and were immediately 100% vested in all their contributions made into the Plan.

Participant Loans— Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.00% to 9.50%, which are commensurate with local prevailing rates as determined at the inception of each loan. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits— On termination of service for any reason, a participant may elect to receive the value of his or her vested account balance in a lump-sum amount or in substantially equal installments (monthly, quarterly, semi-annually or annually) over a period of time not to exceed the greater of the life expectancy of the participant or the joint and last survivor expectancies of the participant and the participant’s designated beneficiary. The optional forms of payment include a cash distribution, a direct rollover distribution to a rollover account or a combination of the cash distribution and direct rollover distributions.

Participants with accounts transferred from the Roberts Pharmaceutical Savings and Protection Plan also may receive a distribution in the form of a single life annuity, if single, or a qualified joint and survivor annuity, if married, or one of the other optional forms of payment if elected.

Expenses of the Plan— The Company pays certain administrative expenses of the Plan or they may be paid from the forfeiture account of the Plan. Any expenses not paid by the Company are the responsibility of the Plan. The Company also provides certain administrative services at no cost to the Plan.

Forfeitures— Upon participant termination, the non-vested portion of the participant’s account, as defined by the Plan, represents forfeiture. After the earlier that such participant has received a distribution or incurred five consecutive one year breaks in service, forfeitures may be used to offset Company matching contributions with respect to all remaining participants entitled to receive a matching contribution in the next Plan year and each succeeding Plan year, if necessary. Forfeitures may also be used to offset Plan and recordkeeping expenses. At December 31, 2006 and 2005, forfeited non-vested accounts totaled $854,639 and $663,145, respectively. During the years ended December 31, 2006 and 2005, no forfeited amounts were used to reduce employer contributions or to pay Plan and recordkeeping expenses.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting— The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates— The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including common stock, mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Adoption of New Accounting Guidance—The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statement of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP.

Investment Valuation— The Plan’s investments are stated at fair value. The Company stock is valued at quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common collective trust funds are stated at fair value as determined by Fidelity, the issuer of the common/collective trust, based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by Fidelity to contract value. Participant loans are valued at the outstanding loan balances.

The Plan invests in the Fidelity Advisor Stable Value Portfolio, which is a stable value fund that is a common collective trust. It is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans and is managed by Fidelity. This portfolio strives to preserve principal investments while earning interest income. The pool will try to maintain a stable $1 unit price. The pool invests in investment contracts issued by major insurance companies and other approved financial institutions, and in certain types of fixed income securities. A small portion of the pool is invested in a money market fund to provide daily liquidity. Some investment contracts are structured solely as a general debt obligation of the issuer. These investment contracts provide for the payment of a specified rate of interest to the pool and for the repayment of principal when the contract matures. Participant initiated withdrawals and exchanges are paid at book value (principal and interest accrued to date) during the term of the contract. Other investment contracts ("wrap contracts") are purchased in conjunction with an investment by the pool in fixed income securities, which may include U.S. Treasury bonds, corporate bonds, mortgage-backed securities, and bond funds. Interest is credited to the pool under the wrap contract. There is no immediate recognition of investment gains and losses on the fixed income securities. Instead, the gain or loss is recognized over time by adjusting the interest rate credited to the pool under the wrap contract. The wrap contract also provides for the payment of participant initiated withdrawals and exchanges at book value.

The fair value of the portfolio is the net asset value of its holdings at year end. Underlying debt securities for which quotations are readily available are valued at their most recent bid prices or securities are valued on the basis of information provided by a pricing service. The fair value of the underlying investments in wrap contracts is estimated using a discounted cash flow model.

All investment contracts and fixed income securities purchased for the pool must satisfy the credit quality standards of Fidelity.

The average yields for the Fidelity Advisor Stable Value Portfolio as of December 31 are as follows:

	2006	2005

Based on annualized earnings (1)	3.62%	3.20%
Based on interest rate credited to participants (2)	3.88%	3.17%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

Investment Income— Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits— Benefits are recorded when paid.

Plan Transfers — Changes in net assets available for benefits as a result of plan mergers are reflected as transfers in the accompanying 2006 and 2005 statement of changes in net assets available for benefits.

Effective October 1, 2006, the Company merged the Shire Laboratories Inc. 401(k) Profit-Sharing Plan and Trust (the “SL Plan”) into the Shire Pharmaceuticals Inc. 401(k) Savings Plan. The SL Plan contained terminated employees only. Total assets of $3,494,528 were transferred from the SL Plan to the Plan. Participants in the SL Plan began participating in the Plan on the effective date of the merger.

In July 2005, Shire Pharmaceuticals Group, plc acquired Transkaryotic Therapies, Inc. As a result of this acquisition, the Company merged the Transkaryotic Therapies, Inc. Matched Retirement Savings Plan (the “TKT Plan”) into the Plan effective September 1, 2005. Total assets of $18,726,555 were transferred from the TKT Plan to the Plan. Participants in the TKT Plan began participating in the Plan on the effective date of the merger.

Effective January 1, 2005, the Company merged the Shire Pharmaceutical Development 401(k) Profit-Sharing Plan (the “SPD Plan”) into the Plan. Total assets of $4,204,841 were transferred from the SPD Plan to the Plan. Participants in the SPD Plan began participating in the Plan on the effective date of the merger.

3.	INVESTMENTS

The Plan’s investments that represented 5% of more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005, are as follows:

		2006	2005
*	Trustee-Fidelity

*	Shire Pharmaceuticals Group, plc	$11,577,468	$6,290,148
*	Fidelity Advisor Diversified International Fund	14,698,430	9,224,291
*	Fidelity Advisor Equity Income Fund	11,430,004	8,294,598
*	Fidelity Advisor Small Cap Fund	9,778,704	8,266,179
*	Fidelity Advisor Mid Cap Fund	9,873,516	8,192,589
*	Fidelity Advisor Dividend Growth Fund	-	6,486,726
*	Fidelity Advisor Equity Growth Fund	-	6,416,465
*	Fidelity Advisor Intermediate Bond Fund	-	4,040,937
*	Fidelity Advisor Stable Value Fund	8,425,281	6,191,179
Columbia Marsico Growth Fund		7,992,517	-
Victory Diversified Stock Fund		9,059,542	-

*Denotes a party-in-interest

During the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2006	2005

Mutual funds	$9,514,139	$3,911,556
Shire Pharmaceuticals Group, plc common stock	4,099,687	1,088,302
Collective investment funds	268,583	132,616

Total	$13,882,409	$5,132,474

4.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Trustee. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan invests in the Shire Pharmaceuticals Group, plc common stock. Shire Pharmaceuticals Group, plc is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. The Plan held 187,459 and 162,159 shares of the Company common stock fund at a fair value of $11,577,468 and $6,290,148 at December 31, 2006 and 2005, respectively. The Plan also makes loans to participants.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.	FEDERAL INCOME TAX STATUS

The Plan adopted the Fidelity Advisor Retirement Connection Premium Service Retirement prototype non-standardized profit sharing/401(k) plan. The Fidelity Prototype received a favorable opinion letter on December 10, 2001. The Plan has received a favorable determination letter from the IRS, dated June 17, 2004. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). As such, no provision for income taxes has been made in the accompanying financial statements.

In 2006, Plan management identified certain incidents, as well as certain processes related to the Plan’s administration, which were not in compliance with the provisions of the Plan and/or regulatory requirements. The operational failure related to errors made in the administration of the Plan, including (i) the failure to include gains realized upon the exercise of stock options in compensation for purposes of determining elective deferral and matching contributions and (ii) the incorrect calculation of “true-up” matching contributions. Management reviewed the administration of the Plan for purposes of determining compliance with provisions of the Plan and regulatory requirements. Processes not in compliance with the provisions of the Plan or regulatory requirements were changed to be in compliance with such provisions. After Plan management’s review and remediation, it was determined that the operational failure would not result in the Plan being disqualified by the Internal Revenue Service. Penalties, taxes and remedial payments due to the noncompliance will be paid by the Employer. Given this correction, the Plan has maintained its tax-favored status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	PLAN SPONSOR RELOCATION

In early 2005, the Company moved its U.S. headquarters to a location on the east coast of the U.S. The majority of employees at the previous headquarters in Newport, Kentucky, have either continued employment with the Company or have since terminated. Management of the Plan has reviewed the events of the move and related terminations and has determined that such events did not result in a partial plan termination.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2006 and 2005.
	2006	2005

Net assets available for benefits per the financial statements	$117,663,619	$78,659,718

Adjustment from fair value to contract value for fully
benefit−responsive investment contracts	(84,273)	(82,902)

Net assets available for benefits per Form 5500, Schedule H
Part I (line 1f)	$117,579,346	$78,576,816

For the year ended December 31, 2006, the following is a reconciliation of net investment income per the financial statements to Form 5500:

Total additions (investment income and contributions) per the
financial statements	$42,215,006

Less: adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(84,273)

Total income per Form 5500, Schedule H, Part I (line 2d)	$42,130,733

* * * * * *

SUPPLEMENTAL SCHEDULE

SHIRE PHARMACEUTICALS INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

		(c)
(a)	(b)	Description of Investment, Including	(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Current
	Lessor, or Similar Party	Collateral, and Par or Maturity Value	Value
	CASH—
*	Fidelity Investments	Interest and Non-Interest Bearing Cash	$544,540

	MUTUAL FUNDS—
	Dreyfus Investments	Dreyfus S&P 500 Index	931,965
	Federated Funds	Federated Mid Cap Index	280,600
	Columbia Group of Funds	Columbia Marsico Growth	7,992,517
	Credit Suisse Asset Management, LLC	Credit Suisse Small Cap	4,142,457
	AIM Investments	AIM Basic Value	3,367,663
	Oppenheimer Funds	Oppenheimer Developing Markets	2,193,578
	Victory Capital Management	Victory Diverse Stock	9,059,542
	Columbia Group of Funds	Columbia Acorn Select Z	978,328
*	Fidelity Investments	Fidelity Advisor Leveraged Company Stock	3,777,543
*	Fidelity Investments	Fidelity Advisor Equity Income	11,430,004
*	Fidelity Investments	Fidelity Advisor Mid Cap	9,873,516
*	Fidelity Investments	Fidelity Advisor Strategic Income	1,052,522
*	Fidelity Investments	Fidelity Advisor Small Cap	9,778,704
*	Fidelity Investments	Fidelity Advisor Dynamic Capital Appreciation	763,429
*	Fidelity Investments	Fidelity Advisor Diversified International	14,698,430
*	Fidelity Investments	Fidelity Advisor Freedom 2010	163,845
*	Fidelity Investments	Fidelity Advisor Freedom 2020	5,245,552
*	Fidelity Investments	Fidelity Advisor Freedom 2030	1,582,204
*	Fidelity Investments	Fidelity Advisor Freedom 2040	1,381,674
*	Fidelity Investments	Fidelity Advisor Freedom Income	52,059
*	Fidelity Investments	Fidelity Advisor Government Income	5,153,844

	Total Mutual Funds		93,899,976

	CORPORATE STOCK—
	Shire Pharmaceuticals Group, plc		11,577,468

	COLLECTIVE INVESTMENT FUND—
*	Fidelity Investments	Fidelity Advisor Stable Value Portfolio	8,341,008

	Total Investments		113,818,452

	PARTICIPANT LOANS—
*	Various participants	Participant loans ranging from 1 to 10 years maturity
		with interest rates ranging from 5.00 to 9.50%	1,525,301
	TOTAL		$115,888,293

*	Party-in-interest.
**	Column (d), cost, has been omitted, as all investments are participant-directed.

Signatures

The Plan, Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Shire Pharmaceuticals Inc. 401(k) Savings Plan
(Name of Plan)

Date June 20, 2007	/s/ Anita Graham
Anita Graham/EVP and Chief Administrative Officer, Member of the Investment Advisory Committee

/s/ Scott Applebaum
Scott Applebaum/SVP and Associate General Counsel, Member of the Investment Advisory Committee